UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

In December 2015, Sanofi issued the statements attached hereto as Exhibits 99.1 to 99.5 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1

Press release dated December 15, 2015: Sanofi and Boehringer Ingelheim Enter Exclusive Negotiations on Business Swap: Sanofi Would Become a Global Leader in Consumer Healthcare and Boehringer Ingelheim Would Become Second largest Animal Health Company.

Exhibit 99.2	Press release dated December 9, 2015: Dengvaxia®, World’s First Dengue Vaccine, Approved in Mexico.

Exhibit 99.3	Press release dated November 20, 2015: Sanofi and AstraZeneca Exchange More Than 200,000 Chemical Compounds.

Exhibit 99.4	Press release dated November 9, 2015: Sanofi Pasteur Reveals its Research on a “Universal” Influenza Vaccine.

Exhibit 99.5	Press release dated November 8, 2015: Sanofi and Regeneron Present Results from Pivotal Phase 3 Study of Sarilumab at American College of Rheumatology Annual Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 17, 2015	SANOFI

	By	/s/ John Felitti
		Name:	John Felitti
		Title:	Associate Vice President,
Corporate Law, Financial & Securities Law

Exhibit Index

Exhibit No.	Description

Exhibit 99.1

Press release dated December 15, 2015: Sanofi and Boehringer Ingelheim Enter Exclusive Negotiations on Business Swap : Sanofi Would Become a Global Leader in Consumer Healthcare and Boehringer Ingelheim Would Become Second largest Animal Health Company.

Exhibit 99.2	Press release dated December 9, 2015: Dengvaxia®, World’s First Dengue Vaccine, Approved in Mexico.

Exhibit 99.3	Press release dated November 20, 2015: Sanofi and AstraZeneca Exchange More Than 200,000 Chemical Compounds.

Exhibit 99.4	Press release dated November 9, 2015: Sanofi Pasteur Reveals its Research on a “Universal” Influenza Vaccine.

Exhibit 99.5	Press release dated November 8, 2015: Sanofi and Regeneron Present Results from Pivotal Phase 3 Study of Sarilumab at American College of Rheumatology Annual Meeting